September 20, 2021

Via Email

Thomas Friedmann, Esq.
Thomas Cheeseman, Esq.
Dechert LLP
One International Place, 40th Floor
100 Oliver Street
Boston, MA 02110-2605

       Re: Lafayette Square Mid-Atlantic BDC, LLC (File No. 000-56331) Lafayette Square Gulf Coast BDC, LLC (File No. 000-56330) Lafayette Square Southeast BDC, LLC (File No. 000-56329)

Dear Messrs. Friedmann and Cheeseman:

        On August 20, 2021, you filed three registration statements on Form 10 on behalf of
Lafayette Square Mid-Atlantic BDC, LLC (   Mid-Atlantic BDC   ), Lafayette
Square Gulf Coast
BDC, LLC (   Gulf Coast BDC   ), and Lafayette Square Southeast BDC, LLC (
Southeast BDC   )
(each a    Company    and together the    Companies   ) in connection with the
registration of each
Company   s common stock under Section 12(g) of the Securities Exchange Act of
1934 (the
   Exchange Act   ). We have reviewed the registration statements, and have
provided our
comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the Mid-Atlantic BDC registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Mid-Atlantic BDC registration statement, as well as to similar disclosure appearing in the registration statements of the Gulf Coast BDC and the Southeast BDC.

       Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

        We note that each Company is voluntarily registering shares of its common stock under
Section 12(g) of the Exchange Act. Please note that a filing on Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1)
of the Exchange Act. If our comments are not satisfactorily addressed within this 60-day time
period, you should consider withdrawing each Company   s Form 10 prior to its
effectiveness, and
re-filing a revised Form 10 that includes changes responsive to our comments. If a Company chooses not to withdraw its Form 10 registration statement, it will be subject to the reporting
 Thomas Friedmann, Esq.
Thomas Cheeseman, Esq.
September 20, 2021
Page 2 of 6

requirements of Section 13(a) of the Exchange Act. Additionally, we will continue to review the filing until all of our comments have been satisfactorily addressed.

                                        Legal Comments

Explanatory Note, p. 2

1. In the third paragraph of this section, please disclose that the Fund will be subject to the proxy rules in addition to the Exchange Act reporting obligations upon effectiveness of the registration statement.

2. Please revise the last bullet point as follows: "The Fund will elect to be regulated as a
       BDC under the 1940 Act, which imposes numerous restrictions on the activities of the
       Fund, including restrictions on leverage and on the nature of its investments.

3.     Please add the following two bullet points:

        a. The Fund intends to invest primarily in privately-held companies for which very little public information exists. Such companies are also generally more vulnerable to economic downturns and may experience substantial variations in operating results.

        b. The privately-held companies and below-investment grade securities in which the
           Fund will invest will be difficult to value and are illiquid.

Forward Looking Statements, pp. 2-4

4.     In the last paragraph, please revise the last sentence as follows:
The forward-looking
       statements     are excluded from the safe harbor protection provided by
section 27A of
       the Securities Act of 1933 and by Section 21E of the Exchange Act.

Summary of Risk Factors, pp. 5-6

5. Please add a risk factor stating that an investor will be required to make capital contributions to purchase shares of Common Stock each time the Company delivers a drawdown notice, including potential "Catch-Up Purchases."

Item 1. Business, pp. 7-8

6. In the third paragraph of the introductory section, please clarify whether "Our debt instruments" refers to the loans the Fund will make or in the debt instruments in which the Fund intends to invest generally.
 Thomas Friedmann, Esq.
Thomas Cheeseman, Esq.
September 20, 2021
Page 3 of 6


7. In the first paragraph on page 8, you state that the Company's proposed program of supporting the employees of portfolio companies is consistent with the mandate of
      providing    managerial assistance    to eligible portfolio companies.
Please give examples
      of the "curated services" to be offered to employees of portfolio companies with regard to
      "financial security and economic mobility issues" and explain how these services meet
      the definition of    managerial assistance    in section 2(a)(47) of the
1940 Act.

8. In the first paragraph on page 8, in the last sentence, please clarify that the costs will
      ultimately be borne by the Company   s shareholders.

9. Since the registration statement will not go effective until the Company has filed an election to be treated as a BDC, please revise the disclosure in the last paragraph to use
      the past tense (e.g.,    we have filed with the SEC       ).

      Investment Strategy, p. 9

10. The general discussion of the Company's business suggests that the Company may also hold other debt instruments and investments in addition to loans. If these other instruments may be principal investments, please briefly describe them here.

      Promoting the Public Welfare, p. 10

11. Please combine this section with "Focus on Serving the Public Welfare" on page 11. We note that investments may be designed to serve the public welfare as well as potentially be eligible to receive CRA credit from from applicable banking regulators; please move this disclosure to the beginning of this discussion.

      Potential CRA Credit for Insured Depositary Institutions, p. 11

12. The CRA addresses lending by federally insured banks and institutions so it is unclear how it applies to loans made by the Company, since the Company is not a federally insured bank or institution. Please expand the disclosure to explain the proposed
      arrangement between the borrower, the Company, and    insured depository
institutions
      (e.g., does the Company intend to market its shares to federally insured banks and institutions and can it pass through CRA credits to eligible shareholders). Please emphasize that an investment in the Company is not currently deemed a CRA eligible investment by the OCC, FDIC or FRB.
 Thomas Friedmann, Esq.
Thomas Cheeseman, Esq.
September 20, 2021
Page 4 of 6


13. In first paragraph, please clarify the relevance of the revised CRA regulations to the
      Company   s business (e.g., would the revised CRA regulations provide additional
      guidance on whether financial institutions may claim CRA credit for an investment in the
      Company's Shares; would the revised regulation no longer incentivize insured depository institutions to earn CRA credits; has the OCC indicated what the new rulemaking would
      cover and if so, how would that rulemaking impact the BDC   s
investments).

14. Supplementally, please discuss the status of the Company's discussions with the OCC on whether a national bank's investment in the Company would qualify as a CRA activity.

15.   In the first paragraph on page 12, please bold the following two
sentences:    There is no
      guarantee the OCC will confirm as a CRA activity    . Insured depository
institution
      investors    .

16. Please highlight the last sentence and move the text to the first paragraph of this section
      (   However, we can offer no assurance ...   ).

      Private Offering, pp. 16-17

17. In the second paragraph, "Capital Commitments" is not a defined term. Please revise the disclosure accordingly.

      Base Management Fee, p. 17

18. Please consider including a fee table in this section that conforms to the requirements of
      Item 3.1 of Form N-2; the staff believes that such disclosure would be helpful to investors.

      Potential Advantages of a BDC Compared to Other Institutional Investment Vehicles, p. 25

19. Please clarify that a public market may never develop for shares of the Company's
      Common Stock.

Item 1.A. Risk Factors

      The current state of CRA regulations    , pp. 37-38

20. For clarity, please move the first paragraph to the end of this risk factor section.

21.   If accurate, please clarify that certain of the Company   s investments
may not be CRA-
      qualified at all.
 Thomas Friedmann, Esq.
Thomas Cheeseman, Esq.
September 20, 2021
Page 5 of 6


22. As noted above, please explain the relevance of the CRA to the Fund's investment strategy.

23. Please move the last two sentences of this section to the beginning of this risk factor
       section (   We can offer no assurance    . Whether investments    .   ).

       We will be subject to risks associated with any credit facility, p. 45

24. The disclosure states that a subsidiary of the Company may enter into one or more secured revolving credit facilities. Please describe this subsidiary in greater detail in Item
       1, and clarify whether this subsidiary is wholly owned or controlled by the BDC, including if the subsidiary is a controlled foreign corporation. We may have additional comments.

       Risks relating to compliance with AIFMD, p. 49

25. Please explain why this risk is relevant to the Company (e.g., if accurate, that it will be triggered if the Company's Common Stock is sold in the EEA and not as a result of the
       Company's portfolio holdings).

Item 7. Certain Relationships and Related Transactions and Director Independence, pp.
81-84

       Co-investment by the Company, p. 82

26.    Please combine with the previous section, "Co-Investment Transactions."

Item 11. Description of Registrant   s Securities to Be Registered, pp. 87-92

       Derivative Actions, p. 92

27. Please clarify that with respect to the undertaking related to reimbursement, the provision does not apply to claims arising under the federal securities laws.


                                     Accounting Comments

Item 1.A. Risk Factors: We do not currently have comprehensive documentation of our
internal controls    ,    p. 48
 Thomas Friedmann, Esq.
Thomas Cheeseman, Esq.
September 20, 2021
Page 6 of 6

28.    In the second paragraph of this risk factor, please explain how the
statement    Our
       independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until the year following our
       first annual report required to be filed with the SEC    is consistent
with the following
       disclosure on page 29:       pursuant to Rule 13a-15 under the Exchange
Act, our
       management must prepare an annual report regarding its assessment of our internal control over financial reporting, which must be audited by our independent registered public accounting firm once the Company can no longer avail itself of the exemption under the JOBS Act.

                                 *       *       *       *        *

       We note that portions of the filing are incomplete. We may have additional comments on those portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, or on exhibits added in any pre-effective amendments.

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to rule 12b-15 under the Exchange Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of the comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

        We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       You may contact me at (202) 551-6870 if you have any questions.

                                                     Sincerely,

                                                     /s/ Jaea F. Hahn

                                                     Jaea F. Hahn
                                                     Senior Counsel

cc:    Andrea Ottomanelli Magovern, Assistant Director
       Sumeera Younis, Branch Chief
       Catalina Jaime, Branch Chief (Accounting)
       Christina DiAngelo Fettig, Accounting Reviewer